Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated January 24, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on January 24, 2006, entitled "Statoil writes down Iranian gas project".

Statoil writes down Iranian gas project

Due to considerable cost increases and delays in the development of phases 6-7-8 in the Iranian South Pars gas field, Statoil (OSE: STL, NYSE: STO) has concluded to write down the book value of its share in the project by NOK 2.2 billion before tax (USD 329 million) corresponding to NOK 1.6 billion (USD 237 million) after tax.

In December 2002 Statoil entered into a joint venture with the Iranian company Petropars, on a 40/60 basis respectively, for the development of the offshore part of the field. The operatorship was then transferred from Petropars to Statoil. At that point in time, Petropars had already established contracts with the main suppliers to the project, including the Iranian contractor, Sadra.

Statoil performed the direct management of the drilling programme for 30 wells. In early January 2006, the drilling operations were finalised 40% faster than budget, saving 775 rig days.

The background for the cost increase and delay in the project is productivity and quality problems with Sadra, the contractor responsible for engineering, procurement, construction and installation of three platform topsides, plus laying of the remaining one of three approximately 100-kilometre-long pipelines from the field to shore.

Statoil has found it necessary to change the plans for the remaining part of the project, in order, together with the Iranian partner Petropars, to be able to meet delivery obligations to the owner, which is the Iranian state oil company, NIOC. A further strengthening of management resources and technical expertise at Sadra will be required, and the possibility of transferring parts of the remaining work to other contractors will be explored. Statoil has entered into a dialogue with Sadra on how the two companies together can implement these changes to ensure that the project can be finalised.

The additional costs to Statoil are dependent on evaluations and negotiations with our partner, Petropars, and Sadra. The question of how to cover additional costs will be decided through negotiations between Sadra, Statoil/Petropars and NIOC.

In the Statoil corporate production target for 2007, South Pars is included with full-year production of approximately 10,000 barrels of oil equivalent per day. Now, first gas is expected to be produced in the second half of 2007. However, every effort will be made to meet the target.

Contact persons:

Ola Morten Aanestad, vice president for media relations, +47 48 08 02 12 (mobile), + 47 51 99 13 77 (office)

Kai Nielsen, public affairs manager, +47 97 04 13 32 (mobile), +47 51 99 18 27 (office)

Lars Troen Sørensen, senior vice president for investor relations, 90 64 91 44 (mobile), 51 99 77 90 (office)

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: January 24, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer